Exhibit 99.1

JA Solar to Acquire Wafer Producer Solar Silicon Valley
Selective vertical integration to expand the Company’s internal wafer capacity by 485MW

SHANGHAI, July 1, 2011--- JA Solar Holdings Co., Ltd., (NASDAQ: JASO) ("JA Solar" or the "Company"), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced that it has entered into a definitive agreement to acquire 100% ownership interest in Silver Age Holdings Limited, a British Virgin Islands company that owns 100% of Solar Silicon Valley Electronic Science and Technology Co., Ltd. ("Solar Silicon Valley"), a leading producer of solar wafers based in China, in a transaction that values Solar Silicon Valley at approximately US$180 million (the "Transaction"). At the time of closing, JA Solar will issue 30.901 million ordinary shares as consideration at a price of US$5.825 per share, representing the 45-day volume-weighted average price of JA Solar's ADSs trading on the NASDAQ Global Market and approximately a 5.0% premium to the last closing price of the ADSs prior to this announcement.  Each ADS of JA Solar represents one ordinary share. The consideration for the acquisition represents approximately 2.6 times the audited net income of Solar Silicon Valley for 2010.

Located in the Yanjiao Economic & Technology Development Zone in Langfang City, Hebei Province, Solar Silicon Valley operates a wafer production facility with an annual production capacity of 485MW. Solar Silicon Valley also produces quartz crucibles, a key consumable material used in the solar manufacturing industry. Silver Age Holdings Limited is 70% owned by Jinglong Group, a company controlled by JA Solar's Chairman, Mr. Baofang Jin, and 30% owned by an independent third party shareholder.

"This agreement represents another important step in JA Solar’s strategy of optimizing our cost structure through selective vertical integration," Dr. Fang Peng, CEO of JA Solar, commented. "In today’s solar market, it is essential for producers to improve costs while maintaining a relentless focus on technology and product quality. By boosting JA Solar’s internal wafer capacity through this acquisition, we expect to achieve greater economies of scale and improve the company’s profitability. Furthermore, Solar Silicon Valley has key technologies which can be leveraged to provide superior quality wafer substrates for our high-efficiency solar cell products. As a low cost leader in solar industry, we expect that this transaction will enhance JA Solar’s leadership position and enable us to meet strong global demand for our high-quality, high-efficiency solar products."

Upon completion of the transaction, JA Solar’s internal wafer capacity will be increased to approximately 785MW, ensuring a stable supply of low-cost wafers.  As wafer costs constitute a significant part of JA Solar’s total cost of manufacturing solar cells, enhanced internal wafer capacity will allow JA Solar to improve gross margins and benefit from vertical integration. JA Solar and Solar Silicon Valley are also expected to benefit from synergies arising from economies of scale, raw material sourcing efficiencies as well as operational optimization.

JA Solar established an independent committee ("Independent Committee") solely comprised of independent directors to evaluate and negotiate this Transaction with the shareholders of Silver Age Holdings Limited. The Independent Committee unanimously approved and recommended the Transaction to the board of directors of JA Solar ("Board"). The Board unanimously approved the Transaction, with the interested directors recusing themselves from voting. The acquisition is subject to customary closing conditions and Chinese regulatory approvals, and is expected to close in the third quarter of 2011.

Goldman Sachs (Asia) L.L.C. acted as financial advisor to JA Solar. Skadden, Arps, Slate, Meagher & Flom LLP acted as U.S. legal counsel to JA Solar, with Conyers Dill & Pearman and Sunshine Law Firm acting as JA Solar's Cayman Islands and PRC legal counsel respectively. The shareholders of Silver Age Holdings Limited have retained Credit Suisse to act as their financial advisor, with Zhonglun Law Firm and Harneys Westwood & Riegels acting as their legal counsel.

Investor Conference Call / Webcast Details

The company has scheduled a conference call for today, Friday July 1, 2011, at 8:30am US Eastern Time to discuss this transaction.

The call may be accessed by dialing +1-866-713-8567 (U.S.) or +1-617-597-5326 (international). The passcode is JA SOLAR. A live webcast of the conference call will be available on the Company's website at www.jasolar.com. A replay of the call will be available beginning three hours after the live call and will be accessible by dialing +1-888-286-8010 (U.S.) or +1-617-801-6888 (international). The passcode for the replay is 75148830.

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit www.jasolar.com.

Contact:

In China

Martin Reidy
Brunswick Group
Tel: +86-10-5960-8600
E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
E-mail:jasolar@brunswickgroup.com